April 15, 2010
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Re:	The Goodyear Tire & Rubber Company Form 10-K for the year ended December 31, 2009 Filed February 19, 2010 Definitive Proxy Statement on Schedule 14A filed March 8, 2010 File No. 1-1927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated April 1, 2010 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the year ended December 31, 2009
Item 1A. Risk Factors, page 13
1.	We note your reference in the third paragraph of the first risk factor to a four-year master labor contract with the USW. In future filings, please file this agreement as an exhibit to your Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Our collective bargaining agreements with the United Steelworkers (“USW”) and other labor unions throughout the world are made in the ordinary course of our business. Our business is not substantially dependent on any single collective bargaining agreement, including our master collective bargaining agreement with the USW that is referred to in our first risk factor. As a result, Item 601(b)(10) of Regulation S-K does not require the filing of our master collective bargaining agreement with the USW.
Item 3. Legal Proceedings, page 22
2.	We note your disclosure in Note 20 to your consolidated financial statements with respect to the asbestos litigation claims. In future filings, please provide similar disclosure in this section with respect to the pending claims (beginning of year), new claims filed, claims settled/dismissed, pending claims (end of year) and payments. Alternatively, please insert a cross-reference to your disclosure in Note 20.
In future filings, we will include a cross-reference from “Item 3. Legal Proceedings — Asbestos Litigation” to the asbestos disclosure in the footnotes to the related consolidated financial statements.
Management’s Discussion and Analysis, page 28
Liquidity and Capital Resources, page 45
3.	In future filings please provide an expanded discussion of your accounting policies and procedures related to your Venezuelan operations and price level adjusted reporting. Identify the functional currency of your Venezuelan operations and expand your discussion of the accounting treatment, including monetary assets, deferred tax benefits and nonmonetary assets. Provide us with an example of intended future disclosure.
In future filings, the following disclosure related to our Venezuelan operations will appear in our Management’s Discussion and Analysis and our Other Expense footnote:
“Foreign currency exchange losses in the first quarter of 2010 were $       million, compared to $24 million in the same period in 2009. Losses in 2010 included a net loss of $       million resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and the establishment of a two-tier exchange structure for essential and non-essential goods. Foreign currency exchange also reflected net losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide.
Effective January 1, 2010, Venezuela’s economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements are determined using official exchange rates and are reported in Other Expense.
The $       million net loss primarily consisted of a $       million remeasurement loss on bolivar-denominated net monetary assets and liabilities including deferred taxes at the time of the devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured

at the official exchange rate applicable to non-essential goods, and was partially offset by $       million related to U.S. dollar-denominated payables that will be settled at the official exchange rate applicable to essential goods. Nonmonetary assets and liabilities which consisted primarily of inventory and property, plant and equipment were translated at historical rates.”
4.	Please tell us whether the parallel market is used to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. If so, please consider expanded disclosure, including the potential impact of settling these amounts at the parallel rate. Also, please tell us what consideration you have given to using the parallel market rate for the measurement of foreign currency denominated transactions into the functional currency.
We have not used the parallel market to settle U.S. dollar-denominated accounts payables, intercompany amounts or other balances. Accordingly, based on our facts and circumstances, we use official exchange rates, and not the parallel market rate, for measurement of foreign currency denominated transactions.
5.	On page 43 you state, “The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions are expected to adversely impact Latin American Tire’s operating results by $50 million to $75 million as compared to 2009.” Please clarify exactly what the $50 million to $75 million represents and discuss the underlying assumptions. Clarify whether you are referring to the expected impact on operating income or some other measure of operating results. Describe more fully the underlying reasons for the expected changes and their relative importance, address the impact on sales, and clarify that this estimate is in addition to the expected $150 million charge, net of tax, to reflect the devaluation in the first quarter.
The $50 million to $75 million represents the expected negative impact on Latin American Tire’s segment operating income in 2010 compared to 2009. We estimated the potential range of the impact under various scenarios using different assumptions for foreign exchange rates, volume, price and product mix, and raw material cost. This estimate is in addition to the expected $150 million charge, net of tax, to be reflected in the first quarter related to the devaluation of the bolivar fuerte.
6.	Given the risks presented by currency restrictions discussed on page 47, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for your Venezuelan operations. Tell us your consideration of providing this disclosure in future filings.
We manage our businesses by strategic business units that are segmented on a regional basis and not by country. For each of our strategic business units, we describe any unusual or infrequent events or transactions or any significant economic changes that have had or we reasonably expect will have a material impact on the strategic business unit’s net sales and operating income, including the impact of translation, volume, price and product mix, and raw material cost. Accordingly, to the extent Venezuela does have a significant impact on our Latin

American Tire strategic business unit’s operating results we will identify the impact on sales and segment operating income in Management’s Discussion and Analysis — Results of Operations — Segment Information.
7.	You state on pages 49 and 85 that to the extent your eligible accounts receivable and inventory decline, your borrowing base will decrease and the availability under your $1.5 Billion Amended and Restated First Lien Revolving Credit Facility may decline below $1.5 billion, and that as of December 31, 2009, your borrowing base under this facility was $114 million below the stated amount of $1.5 billion. We note your inventory has decreased 32% from December 31, 2008, and your accounts receivable has increased less than 1%. We also note your response dated April 14, 2009, to our comment 6 in our letter dated March 31, 2009, that as long as your borrowing base is greater than or equal to $1.5 billion, there would be no impact on your borrowing capacity. Since it appears that your borrowing base is no longer greater than or equal to $1.5 billion, please clarify for us and revise future filings to disclose how this scenario has impacted both your borrowing capacity and your ability to issue letters of credit, as it is not clear how much remains available for borrowings and letters of credit under this facility.
A reduction in our borrowing base under our first lien revolving credit facility to an amount less than $1.5 billion also reduces our availability under that facility by the same amount. Similarly, a reduction in our borrowing base under our first lien revolving credit facility to an amount less than $800 million would reduce our availability under our $800 million letter of credit sublimit.
In future filings, we will revise our disclosure as follows: “As of December 31, 2009, our borrowing base, and therefore our availability, under this facility was $114 million below the facility’s stated amount of $1.5 billion.”
Note 3. Other Expense, page 75
8.	Please provide us with a discussion of the sale of properties in Akron that resulted in a net after-tax loss of $40 million. Tell us the nature, purpose and carrying value of the properties, discuss your decision to sell the properties and describe the materiality of the individual losses included in this amount. Since the amount is approximately 11% of your 2009 net loss, please expand the disclosure in future filings.
On May 29, 2009, we sold certain of our properties in Akron, Ohio that comprise our current headquarters to Industrial Realty Group in connection with the development of a proposed new headquarters in Akron, Ohio. The carrying value of the properties sold was $59 million and resulted in an after-tax, non-cash charge of $43 million.
In future filings, we will expand the disclosure in our Other Expense footnote as follows:
“In the second quarter of 2009, we sold certain of our properties in Akron, Ohio that comprise our current headquarters to Industrial Realty Group in connection with the development of a proposed new headquarters in Akron, Ohio.”

Exhibits 10(a), 10(b), and 10(h)
9.	We note that you incorporate by reference to Exhibits 4.1, 4.2 and 4.3 to your Form 10-Q for the quarter ended March 31, 2007 with regard to your filing of the Amended and Restated First Lien Credit Agreement, Amended and Restated Second Lien Credit Agreement and the Amended and Restated Revolving Credit Agreement, respectively. The filed agreements do not contain the corresponding schedules and exhibits. Please file a complete execution copy of each agreement, including all schedules and exhibits, with your next Exchange Act report.
In our next Form 10-Q filing, we will re-file our Amended and Restated First Lien Credit Agreement, Amended and Restated Second Lien Credit Agreement and Amended and Restated Revolving Credit Agreement with the corresponding schedules and exhibits, except those schedules and exhibits that are immaterial in significance. For example, our Amended and Restated First Lien Credit Agreement contains the following schedules, among others, that are immaterial to an investor’s understanding of the Agreement:
•	Schedule 2.03 — Existing Letters of Credit. The letters of credit listed on this schedule represent those outstanding at the time of the signing of the Agreement. The amount of letters of credit outstanding under the Agreement is updated, in the aggregate, in the consolidated financial statements and in Management’s Discussion and Analysis in each Form 10-Q and Form 10-K.

•	Schedule 3.10 — Material Intellectual Property. This schedule is a detailed listing (approximately 25 pages) of the intellectual property pledged pursuant to the Agreement that was provided in order to enable the lenders to properly perfect their security interests in those assets.

•	Schedule 6.06 — Existing Liens. This schedule is a detailed summary (approximately 110 pages) of Uniform Commercial Code financing statements and other miscellaneous liens on our assets, all of which are of public record in their respective jurisdiction of filing.

•	Exhibit E — Forms of Opinions of Counsel. These forms were addressed solely to the lenders under the Agreement and cannot be relied upon by our security holders or other users of our financial statements.
We believe the approach outlined above is consistent with the requirements of Item 601(b)(10) of Regulation S-K, long-standing practice among public companies and the protection of investors. We will furnish supplementally a copy of any schedule or exhibit that we deem to be immaterial in significance to the Commission upon request. To the extent that any schedule or exhibit contains confidential information, we reserve the right to redact that confidential information and request confidential treatment therefor.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
Other Bonus Awards, page 25
10.	In future filings, please disclose the terms of Mr. Bialosky’s offer letter that govern the bonus amount payable to him.
Mr. Bialosky’s offer letter provided that, for the 2009 plan year, he would receive a bonus payment of $375,000 on March 31, 2010. Mr. Bialosky’s offer letter did not include any additional terms with respect to the 2009 bonus payment. For 2010, Mr. Bialosky is a participant in the Company’s Management Incentive Plan and his annual incentive award will be determined in the same manner and using the same criteria as all other executive officers. Since the Proxy Statement has already disclosed the terms of Mr. Bialosky’s offer letter that governed the bonus amount payable to him, further disclosure regarding the terms of the offer letter is not necessary.
Risks Related to Compensation Policies and Practices, page 57
11.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on your business.
We reviewed our compensation policies and practices to determine if their structure or implementation could create inappropriate risk-taking incentives or be in conflict with our risk management practices in a manner that is reasonably likely to have a material adverse effect on our business. In conducting that review, we considered, among other things, several of the factors set forth in Item 402(s) of Regulation S-K and our use of multiple pay components in our compensation program that complement one another and utilize diverse performance measures. In addition, Frederic W. Cook & Co., Inc., our Compensation Committee’s independent compensation consultant, also reviewed our executive officer compensation policies and practices and agreed with our determination that those policies and practices are not reasonably likely to have a material adverse effect on our business.
* * * *
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:	Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission
Chambre Malone, Staff Attorney, U.S. Securities and Exchange Commission
Pamela Long, Assistant Director, U.S. Securities and Exchange Commission